[redacted]

SECU 13026176 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 27 2013
Washington DC
124

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SEC FILE NUMBER
8- 51330

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFS Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

CFS Securities, Inc. 3190 Whitney Avenue
(No. and Street)

Hamden	CT	06518
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lawrence S. Cooper, President 203-248-1972
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pue, Chick, Leibowitz & Blezard, LLC
(Name – *if individual, state last, first, middle name*)

76 South Frontage Road	Vernon,	CT	06066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence S. Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFS Securities, Inc., as of September 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CFS SECURITIES, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2013 AND 2012

Pue, Chick, Leibowitz & Blezard, LLC
Certified Public Accountants
Vernon, Connecticut

CFS SECURITIES, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2013 AND 2012

CFS SECURITIES, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2013 AND 2012

Contents

PUE, CHICK, LEIBOWITZ & BLEZARD LLC

Certified Public Accountants

Steven R. Leibowitz, CPA, CVA, CFFA
Michael R. Blezard, CPA/ABV, CVA
Michael J. Welch, CPA/PFS, J.D., LL.M

John C.A. Chick, CPA - Consultant

Ricky A. Frimpong, CPA

Robert J. Pue, CPA (1920 – 2008)
Louis P. Semel, CPA (1930 – 1998)

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
CFS Securities, Inc.

We have audited the accompanying statements of financial condition of **CFS Securities, Inc.** (a Connecticut Corporation) as of September 30, 2013 and 2012, and the related statements of comprehensive income, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **CFS Securities, Inc.** as of September 30, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Pue, Chick, Leibowitz + Blezard, LLC

Certified Public Accountants

Vernon, Connecticut
November 15, 2013

76 South Frontage Road, P.O. Box 2250, Vernon Rockville, Connecticut 06066-2250
Tel. (860) 871-1722 Fax (860) 871-1228
E-Mail Info@Pue-CPAs.com www.Pue-CPAs.com

CFS SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2013 AND 2012

ASSETS

	2013	2012
CURRENT ASSETS		
Cash and cash equivalents	$ 156,136	$ 74,807
Commissions receivable - allowable	32,150	34,247
Commissions receivable - unallowable	15,549	17,069
Prepaid expenses	4,813	6,859
Total Current Assets	208,648	132,982
FIXED ASSETS		
Equipment	15,523	13,938
Accumulated depreciation	(12,435)	(12,073)
Net Book Value	3,088	1,865
OTHER ASSET		
Investments	35,070	170,487
Total Other Asset	35,070	170,487
TOTAL ASSETS	$ 246,806	$ 305,334

See accompanying notes and report of independent registered public accounting firm

CFS SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
(Continued)
SEPTEMBER 30, 2013 AND 2012

LIABILITIES AND STOCKHOLDER'S EQUITY

	2013	2012
CURRENT LIABILITIES		
Accounts payable	$ 11,027	$ 1,262
Accrued retirement plan	33,972	32,115
Deferred taxes	7,600	14,193
Due to Cooper Financial Services, Inc.	8,566	45,278
Total Current Liabilities/Total Liabilities	61,165	92,848
STOCKHOLDER'S EQUITY		
Common stock - no par value; 10,000 shares authorized, 1,000 shares issued and outstanding	10,000	10,000
Retained earnings	173,355	178,045
Accumulated other comprehensive income - Net unrealized gain on investment (net of tax)	2,286	24,441
Total Stockholder's Equity	185,641	212,486
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 246,806	$ 305,334

See accompanying notes and report of independent registered public accounting firm

CFS SECURITIES, INC.
STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012

	2013		2012	
	Amount	Percent	Amount	Percent
REVENUE AND OTHER INCOME				
Commissions and fees	$ 323,229	77.7%	$ 347,801	84.5%
Administrative fees	60,928	14.6%	61,560	15.0%
Realized gains on investments	30,026	7.2%	-	0.0%
Interest income	2,026	0.5%	2,090	0.5%
Total Revenue and Other Income	416,209	100.0%	411,451	100.0%
OPERATING EXPENSES	428,092	102.9%	413,750	100.6%
LOSS FROM OPERATIONS	(11,883)	-2.9%	(2,299)	-0.6%
MISCELLANEOUS INCOME	-	0.0%	308	0.1%
LOSS BEFORE TAX	(11,883)	-2.9%	(1,991)	-0.5%
INCOME TAX (BENEFIT) EXPENSE	(7,193)	-1.7%	177	0.0%
NET LOSS	(4,690)	-1.2%	(2,168)	-0.5%
OTHER COMPREHENSIVE INCOME, NET OF TAX				
Unrealized gain on available for sale securities	2,286	0.5%	3,326	0.8%
COMPREHENSIVE INCOME	$ (2,404)	-0.7%	$ 1,158	0.3%

See accompanying notes and report of independent registered public accounting firm

CFS SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012

	Common Stock					
	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity
Balance October 1, 2011	1,000	$ 10,000	$ -	$ 180,213	$ 21,115	$ 211,328
2012 Net loss	-	-	-	(2,168)	-	(2,168)
2012 Unrealized gain, net of tax	-	-	-	-	3,326	3,326
Balance September 30, 2012	1,000	10,000	-	178,045	24,441	212,486
2013 Net loss	-	-	-	(4,690)	-	(4,690)
2013 Reclassification to earnings, net of tax	-	-	-	-	(24,441)	(24,441)
2013 Unrealized gain, net of tax	-	-	-	-	2,286	2,286
Balance September 30, 2013	1,000	$ 10,000	$ -	$ 173,355	$ 2,286	$ 185,641

See accompanying notes and report of independent registered public accounting firm

CFS SECURITIES, INC.
STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (4,690)	$ (2,168)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Depreciation	1,319	5,074
Change in deferred taxes	(7,193)	(535)
Realized gains on investments, net of tax	(30,026)	-
(Increase) decrease in:		
Commission receivables	3,617	(1,274)
Prepaid expenses	2,046	(450)
Increase (decrease) in:		
Accounts payable	9,765	(2,179)
Accrued retirement plan	1,857	5,393
Due to Cooper Financial Services, Inc.	(36,712)	45,278
Net cash (used in) provided by operating activities	(60,017)	49,139
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(2,542)	-
Proceeds from sale of fixed assets	-	14,442
Sales of securities	176,201	-
Purchase of securities	(32,313)	(1,294)
Net cash provided by investing activities	141,346	13,148
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments on note payable	-	(17,735)
Net cash used in financing activities	-	(17,735)
NET CHANGE IN CASH AND CASH EQUIVALENTS	81,329	44,552
CASH AND CASH EQUIVALENTS - Beginning	74,807	30,255
CASH AND CASH EQUIVALENTS - Ending	$ 156,136	$ 74,807

See accompanying notes and report of independent registered public accounting firm

CFS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2013 AND 2012

1) **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

a) **Nature of Business**

CFS Securities, Inc. (Corporation) is a Connecticut Corporation located in Hamden, Connecticut, which is established as a broker dealer under the Securities and Exchange Act and is a member of Financial Industry Regulatory Authority (FINRA). The Corporation is currently registered as as a broker dealer in 12 jurisdictions. The Corporation conducts securities business in the following areas: mutual fund retailer, municipal securities broker, and broker or dealer selling variable life insurance or annuities. While the corporation receives fees and commissions from various sources, the fees are generally generated by Cooper Financial Services, Inc., a related party affiliated by common ownership.

b) **Basis of Presentation**

The Corporation uses the accrual method of accounting for financial statement purposes.

c) **Cash and Cash Equivalents**

For purposes of the statement of cash flows, the Corporation considers all investments in liquid time accounts purchased with original maturities of three months or less to be cash equivalents.

d) **Accounts Receivable and Bad Debts**

The Corporation carries its accounts receivable at net realizable value. On a periodic basis, the Corporation evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past bad debt expense and collections and current credit conditions.

e) **Fixed Assets**

All property and equipment is stated at cost. Major renewals, additions, and betterments are capitalized to the property accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed in the year incurred. Depreciation is computed using straight-line methods over the estimated useful lives of the related assets.

f) **Investments**

Investments consist of available for sale securities. Available for sale securities are reported at fair value with unrealized gains and losses, net of tax, reported in other comprehensive income. Realized gains and losses, determined using the average cost method, are included in earnings.

g) **Advertising Costs**

The Corporation expenses advertising costs as they are incurred.

1) **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** - Continued

h) **Income Taxes**

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities and recognition of income and expenses for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets, liabilities and revenue are recognized. Deferred taxes arise primarily because the Corporation files its income tax returns on the cash basis of accounting and uses the accrual basis of accounting for financial reporting.

Management of the Corporation evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America (U.S. GAAP). As of September 30, 2013 and 2012, management does not believe that it has taken any additional tax position that would require the recording of any tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months.

The Corporation's income tax returns are subject to examination by the appropriate taxing jurisdiction. As of September 30, 2013 and 2012, the Corporation's federal and state tax returns generally remain open for examination for three years from the date filed.

i) **Estimates**

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

j) **Fair Value Measurement**

In accordance with U.S. GAAP, the Corporation classifies its investments in accordance with U.S. GAAP fair value hierarchy: Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Corporation believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

k) **Subsequent Events**

In preparing these financial statements, management has evaluated subsequent events through November 15, 2013, which represents the date the financial statements were available to be issued.

1) **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** – Continued

l) **Reclassifications**

Certain reclassifications have been made to the September 30, 2012 financial statements to conform to the September 30, 2013 financial statement presentation.

2) **COMMISSIONS RECEIVABLE**

Commissions receivable are segregated into allowable and unallowable. In accordance with National Association of Securities Dealers (NASD) requirements, allowable receivables consist of commissions due that are less than 30 days old. Unallowable receivables include outstanding investment advisory fees and commissions in excess of 30 days old.

3) **INVESTMENTS**

The Corporation's available for sale investments are carried at fair value and consist of large value mutual funds which invest primarily in equity and bond securities. As of September 30, 2013 and 2012, total investments, at fair value, of $35,070 and $170,487, respectively, were classified as Level 1 investments. As of September 30, 2013 and 2012, the cost basis of those investments was $32,784 and $146,175, respectively.

4) **INCOME TAX**

The income tax (benefit) expense of $(7,193) and $177 for the years ended September 30, 2013 and 2012, respectively, is solely a result of deferred tax consequences.

Net deferred tax liabilities of $7,600 and $14,193 at September 30, 2013 and 2012, respectively, are the result of the differences between the basis of reporting assets and liabilities for financial statement and income tax purposes. The components of deferred tax assets and liabilities consist of the following as of September 30:

	2013	2012
Deferred tax assets:		
Federal net operating loss carry forward	$ 900	$ -
State net operating loss carryforward	500	
Accounts payable	2,500	300
Total deferred tax assets	3,900	300
Deferred tax liabilities:		
Accounts receivable	10,900	8,293
Net unrealized gain on investment	600	6,200
Total deferred tax liability	11,500	14,493
Net deferred tax liability	$ 7,600	$14,193

5) **LEASES**

The Corporation sublets office space from Cooper Financial Services, Inc., a Company affiliated by common ownership, on a month to month basis $1,400 per month. During the year ended September 30, 2013, the rent was reduced to $700 per month.

6) **CONCENTRATIONS**

The Corporation maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Corporation has not experienced any losses in such accounts. Management of the Corporation believes that it is not exposed to any significant credit risk on its bank deposits.

The Corporation relies on Cooper Financial Services, Inc. as their sole source of commission income. As a broker dealer the Corporation receives fees on investments from various sources made by the clients of Cooper Financial Services, Inc. During the years ended September 30, 2013 and 2012, the Corporation received 73% and 69%, respectively, of commissions from one source.

7) **RETIREMENT PLAN**

The Corporation sponsors a 401(k) profit sharing plan effective April 1, 2005 for the benefit of those employees who have completed one year of service and who have attained age 21. The Corporation matches 4% of an employee's compensation not to exceed their contribution. The Corporation can elect to make a voluntary contribution to the plan in excess of the 4% match. Employees are 100% vested in their deferral and the matching contributions. The Corporation uses a six year vesting schedule for the discretionary profit sharing. Retirement plan contributions were $33,972 and $33,443 for the years ended September 30, 2013 and 2012, respectively.

8) **RELATED PARTIES**

Mr. Lawrence Cooper, the sole stockholder of the Corporation owns 51% of Cooper Financial Services, Inc. (Cooper), a company affiliated by common ownership. As discussed in Note 1, Cooper is the only registered investment advisor providing income to the Corporation.

On January 1, 2012, the Corporation and Cooper entered into a Common Paymaster Agreement for salaries. As outlined in the Agreement, Cooper is the disbursing entity and the Corporation is the reimbursing entity. During the years ended September 30, 2013 and 2012, the Corporation reimbursed Cooper for salaries expense of $219,907 and $208,160, respectively.

The Corporation leases office space from Cooper under a month to month lease arrangement. The annual rental expense was $11,200 and $16,800 for the years ended September 30, 2013 and 2012, respectively. The Corporation reimbursed Cooper for office expenses of $18,140 and $35,673 during the years ended September 30, 2013 and 2012, respectively. The Corporation, having common ownership with Cooper Financial Services, Inc. is covered under the Cooper Financial Services, Inc. retirement plan and insurance policies.

9) **LINE OF CREDIT**

The Corporation maintains a line of credit with TD Bank in the amount of $100,000. At September 30, 2013 and 2012, the Corporation did not have an outstanding balance. The line of credit is collateralized by the personal assets of the shareholder.

10) **EXEMPTIONS**

As part of SEC reporting requirements, the Corporation is required to include a statement of changes in liabilities subordinated in claims of creditors; computation for determination of reserve requirements pursuant to Rule 15c3-3; information relating to the possession of control requirements under Rule 15c3-3 and reconciliation of the computation of net capital under Rule 15c3-1 and the computation for determination of reserve requirements under Exhibit A of Rule 15c3-3. These statements are not presented because they are either not applicable to the Corporation or the Corporation is exempt from providing such information under Rule 15c3-3, paragraph (k)(1). The Corporation's transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies and the company promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to customers.

See report of independent registered public accounting firm

SUPPLEMENTARY INFORMATION

CFS SECURITIES, INC.
SCHEDULE I - SCHEDULES OF OPERATING EXPENSES
FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012

	2013		2012	
	Amount	Percent	Amount	Percent
OPERATING EXPENSES				
Officer's salary	$ 219,907	52.8%	$ 208,160	50.6%
Office expenses	26,332	6.3%	37,334	9.2%
Retirement plan	33,972	8.2%	33,443	8.1%
Professional fees	36,143	8.7%	22,872	5.6%
Commissions	29,463	7.1%	22,856	5.6%
Insurance	25,310	6.1%	26,421	6.4%
Rent	11,200	2.7%	16,800	4.1%
Payroll taxes	10,707	2.6%	9,793	2.4%
Auto expense	16,649	4.0%	9,499	2.3%
Licenses, dues and subscriptions	13,462	3.2%	11,629	2.8%
Computer expenses	-	0.0%	5,747	1.4%
Depreciation	1,319	0.3%	5,074	1.2%
Meals and entertainment	1,439	0.3%	1,981	0.5%
Other taxes	1,538	0.4%	984	0.2%
Interest expense	-	0.0%	531	0.1%
Sales promotion	651	0.2%	341	0.1%
Travel	-	0.0%	153	0.0%
Contributions	-	0.0%	132	0.0%
TOTAL OPERATING EXPENSES	$ 428,092	102.9%	$ 413,750	100.6%

See report of independent registered public accounting firm

CFS SECURITIES, INC.
SCHEDULE II - COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2013 AND 2012

	2013	2012
Total Assets	$ 246,806	$ 305,334
Less: Total Liabilities	61,165	92,848
Net Worth	185,641	212,486
Less: Non-allowable assets		
Prepaid expenses	4,813	6,859
Fixed assets	3,088	1,865
Commissions receivable - unallowable	15,549	17,069
Total	23,450	25,793
Tentative Net Capital	162,191	186,693
Less adjustments:		
(Discount on Money Market Account)	-	(16)
(Discount on Securities)	(5,261)	(25,573)
(Undue Concentration)	-	(19,120)
Net Capital	$ 156,930	$ 141,984

See report of independent registered public accounting firm

CFS SECURITIES, INC.
SCHEDULE III - ASSETS DEEMED ALLOWABLE
SEPTEMBER 30, 2013

Cash - Checking and Money Market		$ 156,136
Marketable Securities	35,070	
Less 15% Disallowance	5,261	
Total		29,809
Accounts Receivable - Allowable		
American Funds	19,931	
American General	685	
Nationwide	11,268	
Oppenheimer	109	
Alliance	16	
Pacific Life	141	
Total		32,150
Assets Deemed Allowable		$ 218,095

See report of independent registered public accounting firm

CFS SECURITIES, INC.
SCHEDULE IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2013

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
ASSETS			
Current Assets:			
Cash and cash equivalents	$ 156,136	$ -	$ 156,136
Commissions receivable - allowable	32,150	-	32,150
Commissions receivable - unallowable	15,549	-	15,549
Prepaid expenses	4,813	-	4,813
Total Current Assets	208,648	-	208,648
FIXED ASSETS			
Equipment	15,523	-	15,523
Accumulated depreciation	(12,435)	-	(12,435)
Net Book Value	3,088	-	3,088
OTHER ASSETS			
Investment	35,070	-	35,070
Total Other Assets	35,070	-	35,070
Total Assets	$ 246,806	$ -	$ 246,806

See report of independent registered public accounting firm

CFS SECURITIES, INC.

SCHEDULE IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS

(Continued)

SEPTEMBER 30, 2013

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
LIABILITIES AND STOCKHOLDER'S EQUITY			
Current Liabilities:			
Accounts payable	$ 23,944	$ (12,917)	$ 11,027
Accrued retirement plan	33,972	-	33,972
Deferred taxes	12,126	(4,526)	7,600
Due to Cooper Financial Services, Inc.	8,566	-	8,566
Total Current Liabilities/Total Liabilities	78,608	(17,443)	61,165
STOCKHOLDER'S EQUITY			
Common stock	10,000	-	10,000
Retained earnings	133,757	39,598	173,355
Accumulated other comprehensive income - Net unrealized gain on investments (net of tax)	24,441	(22,155)	2,286
Total Stockholder's Equity	168,198	17,443	185,641
Total Liabilities and Stockholder's Equity	$ 246,806	$ -	$ 246,806

See report of independent registered public accounting firm

CFS SECURITIES, INC.

SCHEDULE IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS

(Continued)

SEPTEMBER 30, 2013

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
REVENUE AND OTHER INCOME			
Commissions and fees	$ 323,229	$ -	$ 323,229
Administrative fees	60,928	-	60,928
Realized gains (losses) on investment	(4,444)	34,470	30,026
Interest income	2,026	-	2,026
Total Revenue and Other Income	381,739	34,470	416,209
OPERATING EXPENSES			
Officer's salary	219,907	-	219,907
Office expenses	24,267	2,065	26,332
Employee benefits	4,005	(4,005)	-
Retirement plan	33,972	-	33,972
Professional fees	36,143	-	36,143
Commissions	29,463	-	29,463
Insurance	21,305	4,005	25,310
Rent	11,200	-	11,200
Payroll taxes	10,707	-	10,707
Auto expense	16,649	-	16,649
Licenses, dues and subscriptions	13,462	-	13,462
Depreciation	1,319	-	1,319
Meals and entertainment	1,439	-	1,439
Other taxes	1,538	-	1,538
Sales promotion	651	-	651
Total Operating Expenses	$ 426,027	$ 2,065	$ 428,092

See report of independent registered public accounting firm

CFS SECURITIES, INC.

SCHEDULE IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS

(Continued)

SEPTEMBER 30, 2013

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
Total Operating Expenses - brought forward	$ 426,027	$ 2,065	$ 428,092
LOSS FROM OPERATIONS	(44,288)	32,405	(11,883)
MISCELLANEOUS INCOME	-	-	-
LOSS BEFORE TAX	(44,288)	32,405	(11,883)
INCOME TAX BENEFIT	-	(7,193)	(7,193)
NET LOSS	(44,288)	39,598	(4,690)
RETAINED EARNINGS - beginning	178,045	-	178,045
RETAINED EARNINGS - ending	$ 133,757	$ 39,598	$ 173,355

See report of independent registered public accounting firm

CFS SECURITIES, INC.

SCHEDULE IV - RECONCILIATION BETWEEN YEAR END FOCUS REPORT AND AUDITED FINANCIAL STATEMENTS

(Continued)

SEPTEMBER 30, 2013

	FOCUS REPORT	ADJUSTMENTS	AUDITED STATEMENTS
Total Assets	$ 246,806	$ -	$ 246,806
Less: Total Liabilities	65,690	(4,525)	61,165
Net Worth	181,116	4,525	185,641
Less: Non-allowable assets			
Prepaid expenses	4,813	-	4,813
Fixed assets	3,088	-	3,088
Commissions receivable - unallowable	15,549	-	15,549
Total	23,450	-	23,450
Tentative Net Capital	157,666	4,525	162,191
Less Adjustments:			
(Discount on securities)	5,260	1	5,261
Net Capital	$ 152,406	$ 4,526	$ 156,930

Explanation of Differences:

All differences between the final audited financial statements and the quarterly focus report are reflected on the attached schedules in the supplemental section of this report. The adjustments were made for reclassifying several items on the statement of income and retained earnings, to adjust unrealized gain on investments and deferred income taxes.

PUE, CHICK, LEIBOWITZ & BLEZARD LLC
Certified Public Accountants

Steven R. Leibowitz, CPA, CVA, CFFA
Michael R. Blezard, CPA/ABV, CVA
Michael J. Welch, CPA/PFS, J.D., LL.M

John C.A. Chick, CPA - Consultant

Ricky A. Frimpong, CPA

Robert J. Pue, CPA (1920 – 2008)
Louis P. Semel, CPA (1930 – 1998)

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors of
CFS Securities, Inc.

In planning and performing our audits of the financial statements and supplementary information of **CFS Securities, Inc.** (the Company) as of and for the years ended September 30, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

76 South Frontage Road, P.O. Box 2250, Vernon Rockville, Connecticut 06066-2250
Tel. (860) 871-1722 Fax (860) 871-1228
E-Mail Info@Pue-CPAs.com www.Pue-CPAs.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fiore, Chick, Keibowitz + Bloyard, LLC

Certified Public Accountants

Vernon, Connecticut
November 15, 2013